UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited
By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: November 12, 2019

2

EXHIBIT INDEX

Exhibit 99.1—Press Release

3

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2019

SHANGHAI, November 12, 2019 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced its unaudited financial results for the third quarter of 2019.

THIRD QUARTER 2019 FINANCIAL HIGHLIGHTS

•	Net revenues for the third quarter of 2019 were RMB842.0 million (US$117.8 million), a 0.4% increase from the corresponding period in 2018.

(RMB millions, except percentages)	Q3 2018	Q3 2019	YoY Change
Wealth management	576.9	542.4	(6.0%)
Asset management	198.5	240.4	21.1%
Lending and other businesses	63.6	59.2	(6.9%)

Total net revenues	839.0	842.0	0.4%

•	Income from operations for the third quarter of 2019 was RMB234.3 million (US$32.8 million), a 13.6% decrease from the corresponding period in 2018.

(RMB millions, except percentages)	Q3 2018	Q3 2019	YoY Change
Wealth management	169.2	83.5	(50.6%)
Asset management	101.7	145.7	43.3%
Lending and other businesses	0.2	5.1	2,450.0%

Total income from operations	271.1	234.3	(13.6%)

•	Net income attributable to Noah shareholders for the third quarter of 2019 was RMB191.6 million (US$26.8 million), a 7.8% decrease from the corresponding period in 2018.

•	Non-GAAP[1] net income attributable to Noah shareholders for the third quarter of 2019 was RMB353.7 million (US$49.5 million), a 23.7% increase from the corresponding period in 2018.

THIRD QUARTER 2019 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business offers financial products and provides value-added services to high net worth clients in China and overseas. Noah primarily distributes private equity, public securities, credit and insurance products denominated in RMB and other currencies.

[1]

Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity securities (unrealized), adjustment for sale of equity securities and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

•	Total number of registered clients as of September 30, 2019 was 288,245, a 21.7% increase from September 30, 2018.

•	Total number of active clients[2] during the third quarter of 2019 was 3,409, a 17.0% decrease from the corresponding period in 2018.

•

Aggregate value of financial products distributed during the third quarter of 2019 was RMB13.0 billion (US$1.8 billion), a 53.7% decrease from the corresponding period in 2018, due to the fact that the Company is no longer offering single-counterparty credit products to clients.

Product type	Three months ended September 30,
	2018		2019
	(RMB in billions, except percentages)
Credit products	22.8	81.4%	1.5	11.7%
Private equity products	3.3	11.8%	3.5	26.8%
Public securities products	1.5	5.4%	7.5	57.5%
Other products	0.4	1.4%	0.5	4.0%

All products	28.0	100.0%	13.0	100.0%

•	Average transaction value per active client[3] for the third quarter of 2019 was RMB3.8 million (US$0.5 million), a 44.3% decrease from the corresponding period in 2018.

•	Coverage network in mainland China included 307 service centers covering 81 cities as of September 30, 2019, compared with 306 service centers covering 83 cities as of June 30, 2019.

•

Number of relationship managers was 1,368 as of September 30, 2019, a 4.2% decrease from June 30, 2019, as the Company removed underperforming relationship managers as part of its operational streamlining efforts.

Asset Management Business

The Company’s asset management business, Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), is a leading alternative multi-asset manager in China also with international offices in Hong Kong, United States and Canada. Gopher Asset Management develops and manages private equity, real estate, public securities, credit and multi-strategy investments denominated in Renminbi and other currencies.

•

Total assets under management as of September 30, 2019 were RMB176.5 billion (US$24.7 billion), a 2.4% decrease from June 30, 2019 due to the voluntary accelerated repayments of certain credit products and a 7.5% increase from September 30, 2018.

[2]	“Active clients” for a given period refers to registered high net worth clients who purchase financial products distributed or provided by Noah during that given period.
[3]	“Average transaction value per active client” refers to the average value of financial products that were purchased by active clients during the period specified.

Investment type	As of June 30, 2019		Growth	Distribution/ Redemption	As of September 30, 2019
	(RMB billions, except percentages)
Private equity	104.4	57.7%	2.0	0.5	105.9	60.0%
Credit	40.6	22.5%	0.1	7.3	33.4	19.0%
Real estate	19.1	10.6%	1.7	2.1	18.7	10.6%
Public securities[4]	8.2	4.5%	1.6	0.2	9.6	5.4%
Multi-strategies	8.5	4.7%	0.4	—	8.9	5.0%

All Investments	180.8	100.0%	5.8	10.1	176.5	100.0%

Lending and Other Businesses

The Company’s lending business utilizes an advanced risk-management system to assess and facilitate short-term loans to high quality borrowers, often secured with collateral. The total amount of loans originated during the third quarter of 2019 was RMB1.3 billion, compared with RMB4.0 billion in the corresponding period of 2018 as the Company reduced loan origination in response to market changes.

Mr. Yi Zhao, Group President of Noah, said, “In response to the economic environment and our transformation strategy, we are no longer offering single-counterparty credit products to our clients, which is reflected in the decline of the credit product transaction value in the third quarter. Instead, we are focusing on satisfying our clients’ fixed income investment needs with public securities products such as standardized NAV-based bond funds, mutual funds, etc. We believe the distribution of these new products will continue to ramp up and drive our transaction value growth in the future. Despite structural changes in our product mix, we still achieved resilient financial results. Moreover, we believe client confidence is gradually recovering and our standardized products will meet our clients’ expectations. Looking ahead, in the face of a rapidly changing environment, Noah will continue to focus on implementing product transformation, expanding its overseas business and building up its comprehensive portfolio of services, in order to further enhance our financial platform to fully service high net worth clients.”

THIRD QUARTER 2019 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2019 were RMB842.0 million (US$117.8 million), a 0.4% increase from the corresponding period in 2018, primarily driven by increased recurring service fee revenues and other service fees, and offset by decreased one-time commissions.

•	Wealth Management Business

•

Net revenues from one-time commissions for the third quarter of 2019 were RMB149.6 million (US$20.9 million), a 34.7% decrease from the corresponding period in 2018 due to a decrease in credit products distributed in third quarter of 2019.

•

Net revenues from recurring service fees for the third quarter of 2019 were RMB318.9 million (US$44.6 million), a 4.6% increase from the corresponding period in 2018. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed.

•

Net revenues from performance-based income for the third quarter of 2019 were RMB4.3 million (US$0.6 million), a 64.4% decrease from the corresponding period of 2018, primarily due to a decrease in performance-based income from public securities products.

[4]	The distribution/redemption of public securities also includes market appreciation or depreciation.

•

Net revenues from other service fees for the third quarter of 2019 were RMB69.6 million (US$9.7 million), an 124.6% increase from RMB31.0 million in the corresponding period in 2018, primarily due to the growth of various value-added services Noah offers to its high net worth clients.

•	Asset Management Business

•

Net revenues from recurring service fees for the third quarter of 2019 were RMB200.4 million (US$28.0 million), a 16.5% increase from the corresponding period in 2018. The increase was primarily due to the increase in assets under management and service fees income generated from voluntary accelerated repayments of certain credit products in the third quarter of 2019.

•

Net revenues from performance-based income for the third quarter of 2019 were RMB38.1 million (US$5.3 million), a 78.6% increase from the corresponding period in 2018, primarily due to an increase in performance-based income from certain real estate funds.

•	Lending and Other Businesses

•

Net revenues for the third quarter of 2019 were RMB59.2 million (US$8.3 million), a 6.9% decrease from the corresponding period in 2018, due to reduced loan origination in the second and third quarters of 2019.

Operating Costs and Expenses

Operating costs and expenses for the third quarter of 2019 were RMB607.7 million (US$85.0 million), a 7.0% increase from the corresponding period in 2018. Operating costs and expenses primarily consisted of compensation and benefits of RMB394.8 million (US$55.2 million), selling expenses of RMB83.6 million (US$11.7 million), general and administrative expenses of RMB104.5 million (US$14.6 million) and other operating expenses of RMB52.8 million (US$7.4 million).

•

Operating costs and expenses for the wealth management business for the third quarter of 2019 were RMB458.8 million (US$64.2 million), a 12.5% increase from the corresponding period in 2018, primarily due to an increase in compensation and benefits and legal fees.

•

Operating costs and expenses for the asset management business for the third quarter of 2019 were RMB94.8 million (US$13.3 million), a 2.1% decrease from the corresponding period in 2018, primarily due to a decrease in compensation and benefits.

•

Operating costs and expenses for the lending and other businesses for the third quarter of 2019 were RMB54.1 million (US$7.6 million), a 14.7% decrease from the corresponding period in 2018, primarily due to a decrease in compensation and benefits as employees under non-lending businesses were restructured since the beginning of 2019.

Operating Margin

Operating margin for the third quarter of 2019 was 27.8%, compared with 32.3% for the corresponding period in 2018.

•

Operating margin for the wealth management business for the third quarter of 2019 was 15.4%, compared with 29.3% for the corresponding period in 2018, due to legal expenses incurred related to Camsing case.

•	Operating margin for the asset management business for the third quarter of 2019 was 60.6%, compared with 51.2% for the corresponding period in 2018.

•	Income from operations for the lending and other businesses for the third quarter of 2019 was RMB5.1 million (US$0.7 million), compared with RMB0.2 million in the corresponding period of 2018.

Investment Loss

Investment Loss for the third quarter of 2019 was RMB48.4 million (US$6.8 million), compared with investment loss of RMB16.8 million for the corresponding period in 2018. The loss was primarily due to changes in fair value of equity securities and other investments.

Income Tax Expenses

Income tax expenses for the third quarter of 2019 were RMB44.7 million (US$6.3 million), a 27.6% decrease from the corresponding period in 2018, primarily due to lower taxable income.

Net Income

•	Net Income

•	Net income for the third quarter of 2019 was RMB203.8 million (US$28.5 million), which is largely unchanged compared to the corresponding period in 2018.

•	Net margin for the third quarter of 2019 was 24.2%, down from 24.5% for the corresponding period in 2018.

•	Net income attributable to Noah shareholders for the third quarter of 2019 was RMB191.6 million (US$26.8 million), a 7.8% decrease from the corresponding period in 2018.

•	Net margin attributable to Noah shareholders for the third quarter of 2019 was 22.8%, down from 24.8% for the corresponding period in 2018.

•

Net income attributable to Noah shareholders per basic and diluted ADS for the third quarter of 2019 was RMB3.13 (US$0.44) and RMB3.10 (US$0.43), respectively, compared with RMB3.51 and RMB3.41 respectively, for the corresponding period in 2018.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the third quarter of 2019 was RMB353.7 million (US$49.5 million), a 23.7% increase from the corresponding period in 2018.

•	Non-GAAP net margin attributable to Noah shareholders for the third quarter of 2019 was 42.0%, up from 34.1% for the corresponding period in 2018.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the third quarter of 2019 was RMB5.73 (US$0.80), up from RMB4.68 for the corresponding period in 2018.

Balance Sheet and Cash Flow

As of September 30, 2019, the Company had RMB3,669.2 million (US$513.3 million) in cash and cash equivalents, compared with RMB2,360.1 million as of September 30, 2018 and RMB2,873.7 million as of June 30, 2019.

Net cash inflow from the Company’s operating activities during the third quarter of 2019 was RMB220.4 million (US$30.8 million), compared to net cash inflow of RMB449.8 million in the corresponding period in 2018. The decrease was mainly due to changes in working capital.

Net cash inflow from the Company’s investing activities during the third quarter of 2019 was RMB440.0 million (US$61.6 million), compared to net cash outflow of RMB203.6 million in the corresponding period in 2018. The cash inflow was primarily due to proceeds from the disposal of various investments.

Net cash inflow from the Company’s financing activities was RMB40.6 million (US$5.7 million) in the third quarter of 2019, compared to net cash outflow of RMB16.2 million in the corresponding period in 2018, primarily due to the capital contribution by non-controlling shareholders of a consolidated subsidiary.

OTHER COMPANY DEVELOPMENTS

The Company also announced today that Mr. Grant Pan has been appointed as Chief Financial Officer, succeeding Mr. Shang Chuang who has decided to depart Noah for new professional pursuits, effective November 30, 2019.

Mr. Pan brings over 17 years of experience to the CFO role in areas such as corporate finance and corporate strategy. He has been serving as COO for Noah’s asset management business since 2017. Prior to joining Noah, Mr. Pan was an audit partner with a Big Four accounting firm and assisted a number of successful offerings of China-based companies in the global capital markets. Mr. Pan received his MBA and Master’s Degree from Northeastern University in Boston, Massachusetts, and Bachelor’s Degree from Beijing Foreign Studies University. He is a member of AICPA, CICPA and HKICPA.

Ms. Jingbo Wang, Chairlady and CEO of Noah, commented, “Mr. Pan is an experienced veteran in the financial services industry and brings a blend of operational and strategic experience to our finance operations since joining our company. We are confident that his extensive experience with financial service firms will prove invaluable to our finance planning and execution after stepping into his new role. Meanwhile, we want to extend our warm appreciation to Shang for his services during the past eight years in various key roles of Noah. We respect his decision to return to Hong Kong to pursue new professional endeavors and sincerely wish him the best.”

2019 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2019 will be in the range of RMB1.0 billion to RMB1.1 billion, the mid-point of which representing an increase of 3.9% compared with the full year 2018. This forecast reflects management’s current business outlook and is subject to further change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s third quarter 2019 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details
Date/Time:	Monday, November 11, 2019 at 8:00 p.m., U.S. Eastern Time Tuesday, November 12, 2019 at 9:00 a.m., Hong Kong Time
Dial in details:
- United States Toll Free	+1-866-311-7654
- Mainland China Toll Free	4001-201-203
- Hong Kong Toll Free	800-905-945
- International	+1-412-317-5227
Conference Title:	Noah Holdings Third Quarter 2019 Earnings Call
Participant Password:	Noah Holdings Limited

A telephone replay will be available starting one hour after the end of the conference call until November 18, 2019 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10136399.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahgroup.com.

DISCUSSION OF RECENTLY ADOPTED ACCOUNTING STANDARD AND NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity investments (unrealized), adjustment for sale of equity securities and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on high net worth individuals. In the first nine months of 2019, Noah distributed RMB65.4 billion (US$9.5 billion) of financial products. Through Gopher Asset Management, Noah had assets under management of RMB176.5 billion (US$24.7 billion) as of September 30, 2019.

Noah’s wealth management business primarily distributes private equity, public securities, credit and insurance products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,368 relationship managers across 307 service centers in 81 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada, Australia and Singapore. The Company’s wealth management business had 288,245 registered clients as of September 30, 2019. As a leading alternative multi-asset manager in China, Gopher Asset Management manages private equity, real estate, public securities, credit and multi-strategy investments denominated in Renminbi and other currencies. The Company also provides lending services and other businesses, including online financial advisory platform and payment technology services.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the third quarter of 2019 ended September 30, 2019 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.1477 to US$1.00, the effective noon buying rate for September 30, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2019 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with financial products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; uncertainty regarding the outcome of the legal actions which are being or may be taken by the Company’s affiliates in connection with the Camsing situation, including its ability to recoup amounts extended as financing to third parties and the risk of potential claims by investors; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Ryan Teng

Tel: +86-21-8035-9221

ir@noahgroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	June 30,	September 30,	September 30,
	2019	2019	2019
	RMB’000	RMB’000	USD’000
Assets
Current assets:
Cash and cash equivalents	2,873,740	3,669,150	513,333
Restricted cash	2,500	2,500	350
Short-term investments	747,710	557,130	77,945
Accounts receivable	292,971	287,818	40,267
Loans receivable, net	532,284	541,703	75,787
Amounts due from related parties	799,391	666,584	93,259
Loans receivable from factoring business	69,270	60,000	8,394
Other current assets	314,624	298,403	41,748

Total current assets	5,632,490	6,083,288	851,083
Long-term investments	1,141,506	930,055	130,119
Investment in affiliates	1,411,072	1,289,296	180,379
Property and equipment, net	315,788	307,680	43,046
Operating lease right-of-use assets, net	373,784	367,873	51,467
Non-current deferred tax assets	116,306	126,914	17,756
Other non-current assets	75,869	79,654	11,144

Total Assets	9,066,815	9,184,760	1,284,994

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	461,099	432,800	60,551
Income tax payable	59,743	96,668	13,524
Deferred revenues	144,378	192,614	26,948
Other current liabilities	628,158	333,132	46,607

Total current liabilities	1,293,378	1,055,214	147,630
Operating lease liabilities, non-current	380,862	370,845	51,883
Non-current deferred tax liabilities	66,741	65,314	9,138
Other non-current liabilities	21,832	11,952	1,672

Total Liabilities	1,762,813	1,503,325	210,323

Equity	7,304,002	7,681,435	1,074,671

Total Liabilities and Equity	9,066,815	9,184,760	1,284,994

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Three months ended
	September 30,	September 30,	September 30,
	2018	2019	2019	Change
	RMB’000	RMB’000	USD’000
Revenues:
Revenues from others:
One-time commissions	177,863	129,786	18,158	(27.0%)
Recurring service fees	140,293	135,201	18,915	(3.6%)
Performance-based income	12,215	4,383	613	(64.1%)
Other service fees	98,802	131,950	18,460	33.5%

Total revenues from others	429,173	401,320	56,146	(6.5%)
Revenues from funds Gopher manages:
One-time commissions	54,697	21,137	2,957	(61.4%)
Recurring service fees	338,300	386,381	54,057	14.2%
Performance-based income	21,411	38,299	5,358	78.9%

Total revenues from funds Gopher manages	414,408	445,817	62,372	7.6%

Total revenues	843,581	847,137	118,518	0.4%
Less: VAT related surcharges	(4,597)	(5,150)	(721)	12.0%

Net revenues	838,984	841,987	117,797	0.4%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(143,831)	(148,572)	(20,786)	3.3%
Others	(241,269)	(246,277)	(34,456)	2.1%

Total compensation and benefits	(385,100)	(394,849)	(55,242)	2.5%
Selling expenses	(81,224)	(83,592)	(11,695)	2.9%
General and administrative expenses	(60,010)	(104,450)	(14,613)	74.1%
Other operating expenses	(51,106)	(52,838)	(7,392)	3.4%
Government grants	9,518	28,049	3,924	194.7%

Total operating costs and expenses	(567,922)	(607,680)	(85,018)	7.0%

Income from operations	271,062	234,307	32,779	(13.6%)

Other income (expense):
Interest income	14,237	13,774	1,927	(3.3%)
Interest expenses	1,156	—	—	N.A.
Investment loss	(16,817)	(48,405)	(6,772)	187.8%
Other expense	(1,836)	(5,114)	(715)	178.5%

Total other expense	(3,260)	(39,745)	(5,560)	1,119.2%

Income before taxes and income from equity in affiliates	267,802	194,562	27,219	(27.3%)
Income tax expense	(61,804)	(44,737)	(6,259)	(27.6%)
Income (loss) from equity in affiliates	(796)	53,974	7,551	N.A.

Net income	205,202	203,799	28,511	(0.7%)
Less: net (loss) income attributable to non-controlling interests	(2,506)	12,201	1,707	N.A.

Net income attributable to Noah shareholders	207,708	191,598	26,804	(7.8%)

Income per ADS, basic	3.51	3.13	0.44	(10.8%)
Income per ADS, diluted	3.41	3.10	0.43	(9.1%)
Margin analysis:
Operating margin	32.3%	27.8%	27.8%
Net margin	24.5%	24.2%	24.2%
Weighted average ADS equivalent[1]:
Basic	59,172,524	61,308,638	61,308,638
Diluted	61,615,856	61,759,161	61,759,161
ADS equivalent outstanding at end of period	59,430,433	61,480,292	61,480,292

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	September 30,	September 30,	September 30,
	2018	2019	2019	Change
	RMB’000	RMB’000	USD’000
Net income	205,202	203,799	28,513	(0.7%)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	50,719	119,641	16,738	135.9%
Fair value fluctuation of available for sale Investment (after tax)	(289)	(3,191)	(446)	1,004.2%

Comprehensive income	255,632	320,249	44,805	25.3%
Less: Comprehensive income (loss) attributable to non-controlling interests	(2,634)	12,052	1,686	N.A.

Comprehensive income attributable to Noah shareholders	258,266	308,197	43,119	19.3%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	September 30, 2018	September 30, 2019	Change
Number of registered clients	236,906	288,245	21.7%
Number of relationship managers	1,559	1,368	(12.3%)
Number of cities in mainland China under coverage	83	81	(2.4%)

	Three months ended
	September 30, 2018	September 30, 2019	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	4,108	3,409	(17.0%)
Transaction value:
Credit products	22,775	1,517	(93.3%)
Private equity products	3,300	3,477	5.4%
Public securities products	1,490	7,444	399.6%
Other products	430	513	19.3%

Total transaction value	27,995	12,951	(53.7%)
Average transaction value per active client	6.81	3.80	(44.3%)

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended September 30, 2019
	Wealth Management Business	Asset Management Business	Other Financial Services Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	129,099	687	—	129,786
Recurring service fees	133,825	1,376	—	135,201
Performance-based income	4,346	37	—	4,383
Other service fees	69,841	1,197	60,912	131,950

Total revenues from others	337,111	3,297	60,912	401,320

Revenues from funds Gopher manages
One-time commissions	21,053	84	—	21,137
Recurring service fees	186,251	200,130	—	386,381
Performance-based income	—	38,299	—	38,299

Total revenues from funds Gopher manages	207,304	238,513	—	445,817

Total revenues	544,415	241,810	60,912	847,137
Less: business taxes and related surcharges	(2,067)	(1,368)	(1,715)	(5,150)

Net revenues	542,348	240,442	59,197	841,987

Operating costs and expenses:
Compensation and benefits
Relationship managers	(148,572)	—	—	(148,572)
Others	(155,102)	(66,914)	(24,261)	(246,277)

Total compensation and benefits	(303,674)	(66,914)	(24,261)	(394,849)
Selling expenses	(69,563)	(9,315)	(4,714)	(83,592)
General and administrative expenses	(77,370)	(17,916)	(9,164)	(104,450)
Other operating expenses	(33,905)	(2,947)	(15,986)	(52,838)
Government grants	25,740	2,302	7	28,049

Total operating costs and expenses	(458,772)	(94,790)	(54,118)	(607,680)

Income from operations	83,576	145,652	5,079	234,307

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended September 30, 2018
	Wealth Management Business	Asset Management Business	Other Financial Services Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	177,305	558	—	177,863
Recurring service fees	131,988	8,305	—	140,293
Performance-based income	12,215	—	—	12,215
Other service fees	31,133	2,671	64,998	98,802

Total revenues from others	352,641	11,534	64,998	429,173

Revenues from funds Gopher manages
One-time commissions	52,758	1,939	—	54,697
Recurring service fees	174,083	164,217	—	338,300
Performance-based income	—	21,411	—	21,411

Total revenues from funds Gopher manages	226,841	187,567	—	414,408

Total revenues	579,482	199,101	64,998	843,581
Less: business taxes and related surcharges	(2,587)	(630)	(1,380)	(4,597)

Net revenues	576,895	198,471	63,618	838,984

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(143,550)	(10)	(271)	(143,831)
Performance fee compensation	—	(5,975)	—	(5,975)
Other compensations	(142,420)	(62,725)	(30,149)	(235,294)

Total compensation and benefits	(285,970)	(68,710)	(30,420)	(385,100)
Selling expenses	(74,160)	(3,747)	(3,317)	(81,224)
General and administrative expenses	(34,092)	(20,046)	(5,872)	(60,010)
Other operating expenses	(23,010)	(4,258)	(23,838)	(51,106)
Government grants	9,518	—	—	9,518

Total operating costs and expenses	(407,714)	(96,761)	(63,447)	(567,922)

Income from operations	169,181	101,710	171	271,062

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Three months ended September 30, 2019
	Wealth Management Business	Asset Management Business	Other Financial Services Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	347,744	212,137	60,912	620,793
Hong Kong	139,406	26,829	—	166,235
Others	57,265	2,844	—	60,109

Total revenues	544,415	241,810	60,912	847,137

	Three months ended September 30, 2018
	Wealth Management Business	Asset Management Business	Other Financial Services Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	445,416	150,119	64,998	660,533
Hong Kong	133,347	48,982	—	182,329
Others	719	—	—	719

Total revenues	579,482	199,101	64,998	843,581

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)5

	Three months ended
	September 30,	September 30,
	2018	2019	Change
	RMB’000	RMB’000
Net income attributable to Noah shareholders	207,708	191,598	(7.8%)
Adjustment for share-based compensation	35,647	21,310	(40.2%)
Less: loss from fair value changes of equity securities (unrealized)	(20,686)	(6,047)	(70.8%)
Add: gains from sales of equity securities	29,891	139,816	367.8%
Less: tax effect of adjustments	7,961	5,059	(36.5%)

Adjusted net income attributable to Noah shareholders (non-GAAP)	285,971	353,712	23.7%
Net margin attributable to Noah shareholders	24.8%	22.8%
Non-GAAP net margin attributable to Noah shareholders	34.1%	42.0%
Net income attributable to Noah shareholders per ADS, diluted	3.41	3.10	(9.1%)
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	4.68	5.73	22.4%

[5]

Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity securities (unrealized), adjustment for sale of equity securities and net of tax impact, if any.